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                          [ALSTON&BIRD LLP LETTERHEAD]

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

Paul J. Nozick        Direct Dial: 404-881-7451       E-mail: pnozick@alston.com

                                November 22, 2005


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Ms. Maryse Mills-Apenteng
                  Ms. Anne Nguyen


         RE:      PER-SE TECHNOLOGIES, INC. ("PER-SE")
                  AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-4 FILE NO. 333-128612

Dear Ms. Mills-Apenteng and Ms. Nguyen:

         Per our conversation, this letter sets forth the response of NDCHealth Corporation ("NDCHealth") to the Staff's comment with regard to Amendment No. 1 to the Registration Statement on Form S-4 filed on November 14, 2005, as set forth in a letter dated November 18, 2005, from Ms. Barbara C. Jacobs of the Staff to Mr. Paul J. Quiner of Per-Se. We are counsel to NDCHealth in this matter.

         Set forth below is the Staff's comment, followed by NDCHealth's response to the comment.

    1. Comment: As you indicated in your response to prior comment 1 of our letter dated October 27, 2005, you are soliciting a shareholder vote on the merger between NDCHealth and Per Se that, if favorable, will result in the sale of NDCHealth's information management business to a third party. Because it appears that there will not be a separate opportunity for shareholders to vote on the asset sale, the solicitation to authorize the merger is also a solicitation with respect to the asset sale and information related to the asset sale must be provided in the proxy statement, your arguments to the contrary notwithstanding. See Note A to Schedule 14A. Guidance as to the financial statements required in


   Bank of America Plaza       90 Park Avenue         3201 Beechleaf Court,       601 Pennsylvania Avenue, N.W.
  101 South Tryon Street,    New York, NY 10016             Suite 600             North Building, 10th Floor
        Suite 4000              212-210-9400         Raleigh, NC 27604-1062       Washington, DC 20004-2601
 Charlotte, NC 28280-4000    Fax: 212-210-9444            919-862-2200                   202-756-3300
       704-444-1000                                     Fax: 919-862-2260             Fax: 202-756-3333
     Fax: 704-444-1111



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Securities and Exchange Commission
November 22, 2005
Page 2



         connection with a sale of a substantial part of a company's assets is provided in Amendment 3 to the publicly available telephone interpretations of the Division of Corporation Finance (July 2000). See Section H, Question 6. Note that in addition to the audited financial information for the companies and the pro forma information, which you have provided, you must provide unaudited financial statements for the same periods as are required for NDCHealth. Please revise accordingly or provide a written response explaining why the sale does not constitute a substantial part of the company's assets.

         Response:

         In response to your request, please note that the sale of the NDCHealth's information management business does not constitute a sale of a substantial part of the company's assets based on both a quantitative and a qualitative analysis of such assets.
         Specifically, from a quantitative perspective, as of the end of each of NDCHealth's fiscal year 2005 and first quarter of fiscal year 2006, the assets of the information management business only accounted for approximately 15.4% and 15.5% of NDCHealth's total assets, respectively. In addition, NDCHealth's equity in the net book value of such information management assets totaled approximately 8.4% and 8.7% of NDCHealth's total assets, respectively.

         Further, we point out that, from a qualitative perspective, the information management business does not constitute a substantial part of the company's assets, particularly with respect to NDCHealth's primary business. By way of background, the information management business was purchased in 1998 in an attempt to diversify into different, but related, segments of the healthcare industry and has remained distinct from NDCHealth's historical core healthcare claims processing and related value added network services business which, commensurate with the quantitative metrics noted above, comprise over 84% of the NDCHealth's total assets.

         Please note that this response relates only to our explanation of why the sale does not constitute a substantial part of the company's assets and does not address any other basis upon which Per-Se and NDCHealth believe financial statements of the information management business are not required.

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Securities and Exchange Commission
November 22, 2005
Page 3



         We look forward to discussing the response with you at your earliest convenience. Please contact me at 404-881-7451 or Tyler Dempsey of King & Spalding LLP at 404-572-2802.

                                        Sincerely,

                                        /s/ Paul J. Nozick

                                        Paul J. Nozick

BPM:bpm

cc:  Randolph L.M. Hutto, Esq.
              NDCHealth Corporation
     Paul J. Quiner, Esq.
              Per-Se Technologies, Inc.
     Sidney J. Nurkin, Esq.
     James H. Sullivan, Esq.
              Alston & Bird LLP
     John D. Capers, Esq.
     G. Roth Kehoe, Esq.
     Tyler B. Dempsey, Esq.
              King & Spalding LLP